Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation

    and its subsidiaries

	Quarter ended
	March 31,	Dec. 31,	March 31,
(dollar amounts in millions)	2006	2005	2005
Income from continuing operations before provision for income taxes	$299	$309	$466
Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense net of income from subleases and amortization of debt issuance costs	99	96	75
Total earnings (as defined), excluding interest on deposits	398	405	541
Interest on deposits	121	117	67
Total earnings (as defined)	$519	$522	$608
Ratio of earnings (as defined) to fixed charges:
Excluding interest on deposits	4.02	4.23	7.18
Including interest on deposits	2.36	2.45	4.26